                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*


                           PROFESSIONAL BANCORP, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   743112104
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                               Page 1 of 5 pages

CUSIP No. 743112104                   13G                    Page 2 of 5 Pages




1.  NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     HEARTLAND ADVISORS, INC.

     #39-1078128

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                            (a)  [ ]
                                            (b)  [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     WISCONSIN, U.S.A.


     NUMBER OF        5.  SOLE VOTING POWER
      SHARES              120,972
    BENEFICIALLY      6.  SHARED VOTING POWER
      OWNED BY            None
        EACH          7.  SOLE DISPOSITIVE POWER
     REPORTING            120,972
       PERSON         8.  SHARED DISPOSITIVE POWER
        WITH              None

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     120,972

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.3%

12.  TYPE OF REPORTING PERSON*

     IA

CUSIP NUMBER  743112104                                      Page 3 Of 5 Pages

Item 1.
     (a) Name of Issuer:   Professional Bancorp, Inc.


     (b) Address of Issuer's Principal Executive Offices:
         606 Broadway
         Santa Monica,  CA   90401

Item 2.
     (a) Name of Person Filing:    Heartland Advisors, Inc.


     (b) Address of Principal Business Office:
         Heartland Advisors, Inc.
         790 North Milwaukee Street
         Milwaukee, WI  53202


     (c) Citizenship:       Heartland Advisors is a Wisconsin corporation.

     (d) Title of Class of Securities:  Common Stock

     (e)  CUSIP Number: 743112104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)       Broker or Dealer registered under Section 15 of
        -----  the Act.

     (b)       Bank as defined in Section 3(a)(6) of
        -----  the Act.

     (c)       Insurance company as defined in Section 3(a)(19)
        -----  of the Act.

     (d) Investment company registered under Section 8 of ----- the Investment Company Act of 1940.

     (e)  X    Investment adviser registered under Section 203 of
        -----  the Investment Advisers Act of 1940.

     (f) Employee Benefit Plan, Pension Fund which is subject ----- to the provisions of the Employee Retirement
               Income Security Act of 1974 or Endowment Fund; see Sec 240.13d-1(b)(1)(ii)(F).

     (g)       Parent Holding Company, in accordance with
        -----  Sec 240.13d-1(b)(ii)(G) (Note:  See Item 1).


     (h)       Group, in accordance with
        -----  Sec 240.13d-1(b)(1)(ii)(H).

Item 4. Ownership.

     (a) Amount beneficially owned:
     120,972 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Heartland Advisors, Inc., including 112,782 shares of common stock resulting from the assumed conversion of $1,500,000 of 8.5% Convertible Bonds due 3/1/04.

     (b) Percent of Class:
     8.3%

     (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.


Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]


Item 6. Ownership of more than Five Percent on Behalf of Another
        Person.

     The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. The interests of one such account, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, relates to more than 5% of the class.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable.

Item 8. Identification and Classification of Members of the Group.

     Not Applicable.

Item 9. Notice of Dissolution of Group.

     Not Applicable.

Item 10.  Certification.

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  February 12, 1997

                                HEARTLAND ADVISORS, INC.

                                By:  PATRICK J. RETZER
                                     Patrick J. Retzer
                                     Vice President/Treasurer